Via EDGAR and E-mail

September 29, 2016

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Washington D.C. 20549
United States of America

RE: Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
a/k/a Telkom Indonesia
Form 20-F for the Fiscal Year Ended December 31, 2015
Filing date: April 1, 2016
File no.: 1-14406

Dear Ms. Blye:

This is in response to the comment letter of the staff of the Securities and Exchange Commission (respectively, the “Staff” and the “Commission”) dated August 15, 2016, relating to the annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”).

The Company is also submitting a copy of this letter to the Commission as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff’s comments in this response letter in bold form and keyed its responses accordingly. The Company’s responses to the comments are as follows.

1. We note references in the Form 20-F and in independent news articles to your business in the Middle East. Syria, located in the Middle East and Sudan, which can be included in references to the Middle East, are designated by the U.S. Department of State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

RESPONSE:

The Company’s subsidiary, PT Telekomunikasi Selular (“Telkomsel”), is party to international roaming agreements with GSM mobile network operators in various countries, including Sudan (with MTN Sudan Co. Ltd. and Sudanese Mobile Telephone Co. Ltd.) and Syria (with Spacetel Syria and Syriatel Mobile Telecom S.A.) (collectively, the “Roaming Partners”). Certain of the Roaming Partners are or may be government-controlled entities. The purpose of these agreements is to provide Telkomsel’s customers with coverage in areas where Telkomsel does not own networks, and for this reason Telkomsel intends to continue the activities covered by these agreements.

We also provide telecommunications services in the ordinary course of business to the embassies of Sudan and Syria in Jakarta, Indonesia.

Neither the Company nor any of its subsidiaries has provided any products, components, technology or other services to Sudan or Syria.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

RESPONSE:

The Company does not believe that its operations involving Sudan and Syria, either individually or in the aggregate, are material from either a quantitative or qualitative perspective for the following reasons.

Quantitative Materiality.

For 2013, 2014 and 2015 and any subsequent interim period, aggregate revenues to the Company from all business activities related to Sudan and Syria were less than 0.001% of the consolidated revenue of the Company for each period, which are consistent with historic levels of business related to those countries. The revenues from business activities related to Sudan and Syria as a percentage of the Company’s revenues are also well below any reasonably accepted threshold of quantitative materiality.

In addition, the Company had no subsidiaries, offices, facilities, employees or other assets located in Sudan and Syria during the relevant fiscal years and the subsequent interim period. Further, the Company had no assets or liabilities in Sudan and Syria during the relevant fiscal years and the subsequent interim period.

Qualitative Materiality.

From a qualitative perspective, the Company does not believe that its activities with Sudan and Syria, either individually or in the aggregate, amount to the level of materiality that would affect the investment decision of a reasonable investor.

The Company is not a U.S. person – i.e., a company organized under the laws of the United States – that is otherwise subject to U.S. economic sanctions. The Company does not have a business presence in Sudan or Syria. Moreover, the Company does not believe that the limited activities outlined above are harmful to the Company’s reputation or share value. Notwithstanding U.S. comprehensive sanctions targeting Sudan and Syria, the applicable U.S. sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) include broad authorizations for the receipt and transmission of telecommunications involving Sudan or Syria.

In addition, the Company does not believe that a reasonable investor would be concerned by the minimal business described herein conducted by an Indonesian company that is not a U.S. person for purposes of U.S. sanctions targeting Sudan and Syria. To the Company’s knowledge, there has been no detrimental impact to its reputation or share value due to these activities.

Accordingly, the Company believes that any direct or indirect contacts the Company has had with Sudan and Syria are not and were not material to the Company, its financial condition or its results of operations.

3. In Note 36 to the financial statements, you list significant agreements with affiliates of Huawei Technologies Co. Ltd. and ZTE Corporation. Huawei recently was issued a subpoena by the U.S. Department of Commerce regarding its exports to Syria, Sudan and Iran. Iran also is a U.S.-designated state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. ZTE has been the subject of news reports about the Commerce Department’s recent addition of ZTE to its Entity List and Unverified List because of alleged violations of export controls relating to Syria, Sudan and Iran. Please address for us the potential for reputational harm from your relationships with affiliates of Huawei and ZTE.

RESPONSE:

The primary relationship between the Company and Huawei Technologies Co. Ltd. and its affiliates (“Huawei”) and between the Company and ZTE Corporation and its affiliates (“ZTE”) is for the procurement by the Company of certain equipment and services necessary for the maintenance and upgrade of the Company's network infrastructure in Indonesia. The Company also has entered into vendor financing facilities with Huawei and ZTE in relation to the procurement of such equipment and services. In addition, the Company has joint research and development programs with ZTE for the enhancement of the Company’s IPTV services and Huawei for the development of new broadband services. At this time, Huawei and ZTE continue to be suppliers to the Company for its operations in Indonesia.

The Company does not believe that its relationships with Huawei and ZTE related to its business in Indonesia create any material risk of reputational harm.

In addition, the Company does not believe that its relationship with Huawei and ZTE is connected in any way to any activities that Huawei and ZTE may have in relation to Iran, Sudan or Syria. On March 8, 2016, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) imposed limited restrictions on exports and reexports of U.S.-origin items to ZTE and one of its affiliates, based on allegations that ZTE had engaged in illicit export activities with respect to Iran. These U.S. export and reexport controls were limited in scope and do not affect the Company’s relationship with ZTE. On March 24, 2016, BIS suspended even these targeted controls through a general license that remains in effect and continues to allow U.S. exports and reexports to ZTE.

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The Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate in advance your time and attention to our response. Should you have any additional questions or concerns, please feel free to call Andi Setiawan at +62 21 5215109.

Respectfully submitted,
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

By: /s/ Andi Setiawan

Andi Setiawan
VP Investor Relations